SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

Regarding the article published today in Valor Econômico, under the title “Eletrobras Changes Dividends”, we announce to shareholders and the market in general that there has been no decision establishing equal payout of dividends regarding common and preferred shares of Eletrobrás.

As disclosed in our Market Letter and according to the Explanation Notes to our 2009 Financial Statements, the Administration of Eletrobras is proposing the following remuneration to shareholders:

	Remuneration per share - in Reais

		31/12/2009	31/12/2008

Common shares	1,7735% of capital (2008 – 6.4283%)	0.41	1.48
Preferred shares “A”	9,4118% of capital (2008 – 9.4118%)	2.17	2.17
Preferred Shares "B”	7,0588% of capital (2008 – 7.0588%)	1.63	1.63

The Administration’s proposal of paying out higher remuneration, persuant to the net profit of 2009, as per table below, is due to the fact that the 2009 results were strongly influenced by foreign exchange rate variations, which do not affect the cash flow of the company in the same proportion.

	PARENT COMPANY
	R$ thousands

	2009	2008

Net profit	170.526	6.136.497
Legal Reserve	(8.526)	(306.825)

Adjusted net profit	161.990	5.829.672

Minimum dididend - 25%	40.500	1.457.418

Remuneration proposed – interest on own capital
Common shares	370.755	1.343.855
Preferred shares class A	319	319
Preferred shares Classs B	370.435	371.080

	741.509	1.715.254

Please note that, due to the capital structure of Eletrobras, the amount of R$370 million proposed for preferred shares, will be distributed to 20% of our capital structure, while the amount of R$370 million proposed for the common shares will be distributed to 80% of our capital structure. Therefore, there will be no equal payout.

Brasília, March 31, de 2010.

Astrogildo Fraguglia Quental
CFO and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.